EXHIBIT 99.1

Hydrogenics Awarded Swiss Hydrogen Fueling Station Equipment Order by Air Liquide

MISSISSAUGA, Ontario , Nov. 25, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced the award to deliver one HySTAT™60 electrolyser, capable to produce 130kg a day of pure hydrogen. It will be part of a complete electrolysis-based fueling station awarded to Carbagas, a fully owned subsidiary of the Air Liquide group. The electrolyser is expected to be delivered to the city of Brugg in the canton of Aargau, Switzerland at the beginning of 2012.

The hydrogen fueling station, delivering green hydrogen at 350bar, will be based at the PostAuto bus garage in Brugg and will be used to operate five Citaro FuelCELL buses. PostAuto (www.postauto.ch) is the biggest public bus operator in Switzerland with over 2,000 vehicles in operation. This project is part of the CHIC initiative, a European demonstration project of fuel cell buses (http://chic-project.eu).

The Aargau bus project will reduce noise and improve air quality in the canton by reducing harmful emissions from public transport. This fueling station will deliver 100% green hydrogen, thanks to the use of green electricity generated by the local energy utility IBB (hydro-electric, solar, wind and biomass) further demonstrating that a complete carbon free chain using electrolysis has its place in the future energy mix for transport applications.

"We are pleased to have been awarded the key hydrogen generating equipment for Air Liquide's fueling station, further demonstrating Hydrogenics' capabilities to provide high quality equipment, engineering and services for the deployment of hydrogen fueling stations in Europe," said Daryl Wilson, Hydrogenics President and CEO.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT:  Jennifer Barber, Chief Financial Officer
          (905) 361-3638
          investors@hydrogenics.com